SEC MAIL PROCESSING
RECEIVED
JUL 09 2007
WASH. D.C. 200 SECTION

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07024991

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

July 5, 2007

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest press release "Hannover Re strengthens its presence in Bahrain".

Please contact the left undersigned by calling +49 511 5604-1736 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Gabriele Bödeker
Senior Investor Relations Manager
Corporate Communications

Gabriele Bommersbach
Assistant
Corporate Communications

hannover re®

PRESS RELEASE

Hannover Re strengthens its presence in Bahrain

Hannover, 5 July 2007: Following the successful establishment of its subsidiary Hannover ReTakaful B.S.C. (c) last year, Hannover Re is now opening a branch office in the Kingdom of Bahrain: Hannover Rückversicherung AG, Bahrain Branch, is expected to commence business operations at the start of the coming year and will concentrate exclusively on traditional reinsurance in the region. The Central Bank of Bahrain (CBB) awarded the company the required licence at the end of June.

"This concentration of our activities in the Arab world will enable our clients to profit from even greater market intimacy and access our full range of services from a single location", Wilhelm Zeller, Chief Executive Officer of Hannover Re, emphasised. "At the same time, the stronger presence in Bahrain will also reduce our operational risk since the two offices optimally complement and dovetail with one another."

While Hannover ReTakaful writes reinsurance worldwide in accordance with Islamic law (known as Retakaful business), traditional business serving Arab markets has hitherto been transacted mostly from the company's Hannover Home Office. In addition to the enormous growth market for Islamic insurance products, demand for conventional covers nevertheless remains undiminished in the region. By establishing this new branch office Hannover Re will now be able to offer its clients both Sharia-compliant and conventional solutions on a concentrated basis from just one location.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-17 36,
e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with a gross premium of around 9 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 2,000. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Hannover Rück verstärkt ihre Präsenz in Bahrain

Hannover, 5. Juli 2007: Nach der erfolgreichen Gründung ihrer Tochtergesellschaft Hannover ReTakaful B.S.C. (c) im vergangenen Jahr eröffnet die Hannover Rück im Königreich Bahrain nun auch eine Niederlassung: Die Hannover Rückversicherung AG, Bahrain Branch, wird ihren Geschäftsbetrieb voraussichtlich zu Beginn des kommenden Jahres aufnehmen und sich exklusiv auf die traditionelle Rückversicherung in der Region konzentrieren. Ende Juni erteilte die Central Bank of Bahrain (CBB) dem Unternehmen eine entsprechende Lizenz.

„Angesichts dieser Konzentration unserer Aktivitäten in der arabischen Welt profitieren unsere Kunden von einer noch größeren Marktnähe und können alle Dienstleistungen an einem Standort abrufen", betonte Wilhelm Zeller, Vorstandsvorsitzender der Hannover Rück. „Zugleich reduziert die verstärkte Präsenz in Bahrain auch unser operationales Risiko, da die beiden Außenstellen sich optimal ergänzen und ineinander greifen."

Während die Hannover ReTakaful weltweit Verträge nach islamischem Recht (so genanntes Retakaful-Geschäft) zeichnet, wurde das traditionelle Geschäft für den arabischen Markt bisher hauptsächlich vom Standort Hannover aus betrieben. Neben dem immensen Wachstumsmarkt für islamische Versicherungsprodukte ist jedoch auch die Nachfrage nach konventioneller Deckung in der Region ungebrochen. Mit der Neugründung bietet die Hannover Rück ihren Kunden nun sowohl schariakonforme als auch konventionelle Lösungen gebündelt an einem Ort.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 0511 / 56 04-15 00,
E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-15 02,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-17 36,
E-Mail: gabriele.boedeker@hannover-re.com)

Die Hannover Rück *ist mit einem Prämienvolumen von rund 9 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 2.000 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

END